                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
           RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            INTEK GLOBAL CORPORATION
                              (NAME OF THE ISSUER)

                            INTEK GLOBAL CORPORATION
                                  SECURICOR PLC
                              SECURITY SYSTEMS PLC
                              IGC ACQUISITION CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            -------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   458134 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------------

             ROBERT J. SHIVER                                 NIGEL GRIFFITHS
         INTEK GLOBAL CORPORATION                              SECURICOR PLC
              99 PARK AVENUE                                 SUTTON PARK HOUSE
                18TH FLOOR                                 SUTTON, SURREY SM1 4LD
         NEW YORK, NEW YORK 10016                                 ENGLAND
              (212) 949-4200                                011 44 181 770 7000



 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
             COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                          ----------------------------
                                   COPIES TO:

            NANCY H. WOJTAS, ESQ.                           DAVID LEFKOWITZ, ESQ.
       MANATT, PHELPS & PHILLIPS, LLP                      DOUGLAS P. WARNER, ESQ.
         11355 W. OLYMPIC BOULEVARD                       WEIL, GOTSHAL & MANGES LLP
        LOS ANGELES, CALIFORNIA 90064                          767 FIFTH AVENUE
                                                          NEW YORK, NEW YORK 10153

This statement is filed in connection with (check the appropriate box):

a. [ ]The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
   Securities Exchange Act of 1934.

b. [ ]The filing of a registration statement under the Securities Act of 1933.

c. [X]A tender offer.

d. [ ]None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee**
----------------------                                     ----------------------
$60,969,976                                                $12,194.00


                           * For purposes of calculating the filing fee only.
                  This amount assumes the purchase of 20,238,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $3.0125 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,373,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,865,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price less than $3.0125 per share.

                           ** The amount of filing fee calculated in accordance
                  with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

                           [X] Check box if any part of the fee is offset as
                  provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,194.00

Form or Registration No.: Schedule 14D-1 and Amendment No. 2 to Schedule 14D-1 Filing Parties: Securicor plc, Security Services plc and IGC Acquisition Corp.

Date Filed:  June 16, 1999 and August 2, 1999

         This Amendment No. 2 amends the Rule 13e-3 Transaction Statement on
Schedule 13E-3, as amended by Amendment No. 1 thereto (the "Schedule 13E-3"), filed by (i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"), (ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and (iv) Intek Global Corporation, a Delaware corporation (the "Company"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of the Company. The purchase price in the tender offer is $3.0125 per Share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase"), as supplemented by the First Supplement to Offer to Purchase dated August 2, 1999 (the "First Supplement"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Purchase and related Letter of Transmittal were attached as Exhibits (d)(1) and (d)(2), respectively, to the initial filing of the Schedule 13E-3. The First Supplement and related Letter of Transmittal are attached as Exhibits (d)(10) and (d)(11), respectively to this Amendment No. 2.

         The information contained in this Amendment No. 2 concerning the Company, including, without limitation, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Securicor, Parent and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Securicor, Parent and Purchaser was supplied by Securicor, Parent and Purchaser. The Company takes no responsibility for the accuracy of such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         The response to Item 3(a) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - 1. BACKGROUND OF THE OFFER" and "-- 2. RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         The response to Item 4(a) of the Schedule 13E-3 is supplemented as follows: The information set forth under "INCREASE OF THE OFFER PRICE AND MERGER CONSIDERATION; EXTENSION OF EXPIRATION DATE OF THE OFFER" and "TENDERING SHARES" in the First Supplement is hereby incorporated by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

         The responses to Items 6(a) and 6(c) of the Schedule 13E-3 are supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- THE TENDER OFFER - 1. SOURCE AND AMOUNT OF FUNDS" in the First Supplement is hereby incorporated by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         The responses to Items 8(a) and 8(b) of the Schedule 13E-3 are supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- SPECIAL FACTORS - 1. BACKGROUND OF THE OFFER", "-- 2. RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER", " -- 3. OPINION OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE",
"-- 4. ANALYSIS OF FINANCIAL ADVISOR TO SECURICOR", and " -- 5. REASONS OF PARENT AND PURCHASER FOR THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         The responses to Items 9(a) - (c) of the Schedule 13E-3 are supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- SPECIAL FACTORS - 3. OPINION OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE" and " -- 4. ANALYSIS OF FINANCIAL ADVISOR TO SECURICOR" in the First Supplement is hereby incorporated by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The response to Item 11 of the Schedule 13E-3 is supplemented as follows: The information set forth under "INCREASE OF THE OFFER PRICE AND MERGER CONSIDERATION; EXTENSION OF EXPIRATION DATE OF THE OFFER" in the First Supplement is hereby incorporated by reference.

ITEM 14. FINANCIAL INFORMATION.

         The response to Item 14 of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- THE TENDER OFFER - 4. FINANCIAL STATEMENTS OF THE COMPANY" in the First Supplement is hereby incorporated by reference.

ITEM 16. ADDITIONAL INFORMATION.

         The response to Item 16 of the Schedule 13E-3 is supplemented as follows: The information set forth in the First Supplement and the related Letter of Transmittal, copies of which are attached as Exhibits (d)(10) and
(d)(11), respectively, to this Amendment No. 2, is hereby incorporated by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

                   Item 17 of the Schedule 13E-3 is supplemented by adding the following information thereto:

(b)(4)             Analysis of financial advisor to Securicor, dated February 23, 1999.
(b)(5)             Analysis of financial advisor to the Company, dated February 25, 1999.
(b)(6)             Analysis of financial advisor to the Company, dated March 18, 1999.
(c)(2)             Amendment No. 1 to Agreement and Plan of Merger, dated as of July 30,


                   1999, by and among the Company, Parent and Purchaser.
(d)(9)             Press Release, dated July 15, 1999, issued by Purchaser.
(d)(10)            First Supplement to Offer to Purchase, dated August 2, 1999.
(d)(11)            Form of Letter of Transmittal.
(d)(12)            Press Release, dated August 2, 1999, issued by Purchaser.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13E-3 is true, complete and correct.

Dated:   July 31, 1999

                                 INTEK GLOBAL CORPORATION


                                 By:     /s/ Robert J. Shiver
                                    ------------------------------------------
                                 Name:   Robert J. Shiver
                                 Title:  President and Chief Executive Officer

                                    SIGNATURE
                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13E-3 is true, complete and correct.

Dated:   July 31, 1999

                                 SECURICOR PLC


                                 By:      /s/ Nigel Griffiths
                                    ------------------------------------------
                                 Name:    Nigel Griffiths
                                 Title:   Director

                                 SECURITY SERVICES PLC


                                 By:      /s/ Nigel Griffiths
                                    ------------------------------------------
                                 Name:    Nigel Griffiths
                                 Title:   Director

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. to Schedule 13E-3 is true, complete and correct.

Dated:   July 31, 1999


                                 IGC ACQUISITION CORP.


                                 By:      /s/ C. Grice McMullan, Jr.
                                    ------------------------------------------
                                 Name:    C. Grice McMullan, Jr.
                                 Title:   Chairman of the Board and President

                                  EXHIBIT INDEX

EXHIBIT NUMBER              DESCRIPTION OF DOCUMENT

(b)(4)                      Analysis of financial advisor to Securicor, dated February 23, 1999.
(b)(5)                      Analysis of financial advisor to the Company, dated February 25, 1999.
(b)(6)                      Analysis of financial advisor to the Company, dated March 18, 1999.
(c)(2)                      Amendment No. 1 to Agreement and Plan of Merger, dated as of July 30, 1999, by and among the Company, Parent and Purchaser.
(d)(9)                      Press Release, dated July 15, 1999, issued by Purchaser.
(d)(10)                     First Supplement to Offer to Purchase, dated August 2, 1999.
(d)(11)                     Form of Letter of Transmittal.
(d)(12)                     Press Release, dated August 2, 1999, issued by Purchaser.


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